Press Release

InBev nv/sa

Brussels, August 9, 2006 - 1/1

SUPPL

InBev announces closing of the AmBev transaction to increase its shareholding in Quilmes Industrial S.A. ("Quinsa")

InBev (Euronext: INB) is pleased to announce that AmBev has closed the transaction with Beverage Associates Corp. ("BAC") to acquire all of BAC's remaining shares in Quinsa for a total purchase price of 1.25 billion U.S. dollars. AmBev's equity interest in Quinsa has increased from 56.72% to 91.18% of its total share capital.

AmBev expects the transaction to increase synergies between the operations of Quinsa and AmBev throughout Argentina, Uruguay, Paraguay, Bolivia and Chile. The transaction reflects AmBev's commitment to grow in these markets.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro revenue.
For further information visit www.InBev.com

Contact information

Gwendoline Ornigg
Corporate External Communications Director
Tel: +32 16 27 65 72
E-mail: gwendoline.ornigg@inbev.com

Philip Ludwig
VP Investor Relations
Tel: +32 16 27 62 43
E-mail: philip.ludwig@inbev.com

